02022680

AH 4/4/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51387

APR - 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IRON STREET SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

112 EAST IRON AVE.
(No. and Street)

SALINA (City) KANSAS (State) 67401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT L. HAMMAN 785-827-7700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HANCOCK & DANA PC
(Name – *if individual, state last, first, middle name*)

12829 W. DODGE RD., #100 (Address) OMAHA (City) NE (State) 68154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AH 4/4/2002

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 25

NAME OF BROKER-DEALER	SEC FILE NO.
	8-51337 [14]
IRON STREET SECURITIES, INC. [13]	FIRM ID. NO. 46338 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)	FOR PERIOD BEGINNING (MM/DD/YY)
112 EAST IRON AVE. [20] (No. and Street)	01/01/01 [24]
	AND ENDING (MM/DD/YY)
SALINA [21] (City) KS [22] (State) 67401 [23] (Zip Code)	12/31/01 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	(Area Code)—Telephone No.
ROBERT L. HAMMAN [30]	(785) 827-7700 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 29th day of March 19 2002

Manual signatures of:

ROBERT L. HAMMAN
President

1) Robert L. Hamman
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

OATH OR AFFIRMATION

I, ROBERT L. HAMMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IRON STREET SECURITIES, INC., as of DECEMBER 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL H. OLSON
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 7-19-02

Signature
ROBERT L. HAMMAN
President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

HANCOCK & DANA PC

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

ADDRESS Number and Street	City	State	Zip Code
12829 West Dodge Rd #100	Omaha	NE 70	68154
71	72	73	74

Check One

(X) Certified Public Accountant [X 75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

1/76

HANCOCK & DANA PC
ACCOUNTANTS & CONSULTANTS
12829 WEST DODGE ROAD
SUITE 100
OMAHA, NEBRASKA 68154-2155
(402) 391-1065 FAX (402) 334-9498

To the Board of Directors and Stockholders
of Iron Street Securities, Inc.

In planning and performing our audit of the financial statements of Iron Street Securities, Inc. for the year ended December 31, 2001, we considered the Company's internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control and its operation that we consider to be material weaknesses as defined above.

This report is intended solely for the information and use of the Board of Directors, management and regulatory agencies and is not intended to be and should not be used by anyone other than these specified parties.

HANCOCK & DANA PC

Hancock & Dana PC

Omaha, Nebraska
March 21, 2002

HANCOCK & DANA PC
ACCOUNTANTS & CONSULTANTS
12829 WEST DODGE ROAD
SUITE 100
OMAHA, NEBRASKA 68154-2155
(402) 391-1065 FAX (402) 334-9498

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Iron Street Securities, Inc.

We have audited the accompanying statement of financial condition of Iron Street Securities, Inc. (a Kansas corporation) as of December 31, 2001, and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iron Street Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note D to the financial statements, the Company's SIMPLE IRA contribution for 2000 had not been accrued as an expense at December 31, 2000. Therefore, retained earnings at December 31, 2000 was charged to correct for this error. In addition, organization costs, net of amortization, had not been recorded at December 31, 2000 and, accordingly, retained earnings at that date was increased to correct for this error.

HANCOCK & DANA PC

Hancock & Dana PC

Omaha, Nebraska
March 21, 2002

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Iron Street Securities Inc.** N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/01 [99]
SEC FILE NO. 8-51387 [98]
Consolidated X [198]
Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 38,497	200			$ 38,497	750
2. Receivables from brokers or dealers:						
A. Clearance account	25,000	295				
B. Other		300	$	550	25,000	810
3. Receivables from non-customers	77,637	355		600	77,637	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ______ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ______ [150]						
B. Other securities $ ______ [160]						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ ______ [170]						
B. Other securities $ ______ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ______ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		90
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		91
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		9
11. Other assets		535	196	735	196	9
12. TOTAL ASSETS	$ 141,134	540	$ 196	740	$ 141,330	9

OMIT PEN

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Iron Street Securities Inc.** as of 12/31/01

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	45,766 [1155]	[1355]	45,766 [1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[174
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[175
20. TOTAL LIABILITIES	$ 45,766 [1230]	$ [1450]	$ 45,766 [176

Ownership Equity

		Total
21. Sole proprietorship		$ [177
22. Partnership (limited partners	$ [1020])	[178
23. Corporation:		
A. Preferred stock		[179
B. Common stock ...$1 PAR; AUTHORIZED 25,000 SHARES; ISSUED & OUTSTANDING 25,000 SHARES		25,000 [179
C. Additional paid-in capital		10,000 [179
D. Retained earnings		60,564 [179
E. Total		95,564 [17
F. Less capital stock in treasury		( ) [17
24. TOTAL OWNERSHIP EQUITY		$ 95,564 [18
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 141,330 [18

OMIT PENN

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Iron Street Securities Inc.

For the period (MMDDYY) from 01/01/01 [3932] to 12/31/01 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 24,391	3935
b. Commissions on listed option transactions	19,851	3938
c. All other securities commissions	168,072	3939
d. Total securities commissions	212,314	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups	36,531	395
5. Revenue from sale of investment company shares	729,569	397
6. Commodities revenue		399
7. Fees for account supervision, investment advisory and administrative services	433	397
8. Other revenue	62,283	399
9. Total revenue	$ 1,041,130	403

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers	$ 18,000	41
11. Other employee compensation and benefits	48,064	41
12. Commissions paid to other broker-dealers		41
13. Interest expense		40
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	25,533	41
15. Other expenses	798,427	41
16. Total expenses	$ 890,024	42

NET INCOME

17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16)	$ 151,106	4
18. Provision for Federal income taxes (for parent only)		4
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4
22. Net income (loss) after Federal income taxes and extraordinary items	$ 151,106	4

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Iron Street Securities Inc.**

For the period (MMDDYY) from 01/01/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 130,326	4240
A. Net income (loss)			151,106	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)	185,868	4270
2. Balance, end of period (From item 1800)			$ 95,564	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	430
A. Increases		431
B. Decreases		432
4. Balance, end of period (From item 3520)	$ 0	433

OMIT PENNI

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

3/78

IRON STREET SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities:	
Net Income	$ 151,106
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in accounts receivable	(15,218)
Increase in accounts payable	10,216
Decrease in accrued expenses	(1,064)
Net Cash Provided by Operating Activities	145,040
Cash Flows From Financing Activities:	
Distributions to shareholders	(185,000)
Net Cash Used by Financing Activities	(185,000)
Net Decrease in Cash	(39,960)
Cash at Beginning of Year	78,457
Cash at End of Year	$ 38,497

There was no cash paid during the year for interest and income taxes.

See accompanying notes to financial statements.

IRON STREET SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Iron Street Securities, Inc. have been prepared on the accrual basis of accounting. The significant accounting policies followed by the Company are presented below.

Business Activity - Iron Street Securities, Inc. was incorporated on July 30, 1997, in the state of Kansas, as a broker/dealer of securities.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and certain reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code by the consent of its stockholders. Under those provisions, the Company does not pay income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on the Company's taxable income.

NOTE B - EMPLOYEE BENEFIT PLAN

The Company has a SIMPLE IRA plan covering all of its eligible employees. All employees who have attained the age of 21 and earn at least $5,000 per year are eligible to participate. The Company contributes 2% of the employees' wages in the SIMPLE IRA. Employees are immediately 100% vested in all contributions. The employee may elect additional salary deferral in the plan up to $6,500 per year. The Company did not make a contribution to the plan for 2001.

NOTE C - LEASES

The Company rents its facilities from members of the stockholders' family under a month-to-month agreement. For the year ended December 31, 2001, the Company paid $10,379 in rent to the related party.

The Company sublets two small offices in its facilities on a month-to-month basis. For the year ended December 31, 2001, the Company collected $7,209 in rents.

IRON STREET SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE D - OWNERSHIP EQUITY DEDUCTIONS

Ownership equity deductions consist of the following:

Distributions	$ (185,000)
Prior period adjustment - see below	(868)
	$ (185,868)

Subsequent to the issuance of the 2000 financial statements, it was discovered that the Company's SIMPLE IRA contribution for 2000 in the amount of $1,064 had not been accrued as an expense at December 31, 2000. In addition, it was discovered that organization costs of $196, net of amortization, had not been recorded at December 31, 2000. As a result, retained earnings at December 31, 2000, as previously reported, has been decreased by $868 as follows:

Underaccrual of SIMPLE IRA contribution	$ (1,064)
Understatement of organization costs	196
	$ (868)

Had the above errors not been made, the net income for 2000 would have been decreased by $1,187. The correction of the aforementioned errors had no effect on the net income for 2001.

HANCOCK & DANA PC
ACCOUNTANTS & CONSULTANTS
12829 WEST DODGE ROAD
SUITE 100
OMAHA, NEBRASKA 68154-2155
(402) 391-1065 FAX (402) 334-9498

INDEPENDENT AUDITOR'S REPORT ON ADDITIONAL INFORMATION

To the Board of Directors and Stockholders
of Iron Street Securities, Inc.

Our report on our audit of the basic financial statements of Iron Street Securities, Inc. for 2001 appears on page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 10 to 14, inclusive, are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HANCOCK & DANA PC

Hancock & Dana PC

Omaha, Nebraska
March 21, 2002

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Iron Street Securities Inc. as of 12/31/01

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 95,564	3480
2.	Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3.	Total ownership equity qualified for Net Capital			95,564	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 95,564	3530
6.	Deductions and/or charges: [17]				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 196	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(196)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions [20]			$ 95,368	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities [18]		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 95,368	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Iron Street Securities Inc.** as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	3,051	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	90,368	377[illegible]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	90,791	378[illegible]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	45,766	379[illegible]
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		38[illegible]
19. Total aggregate indebtedness			$	45,766	38[illegible]
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			%	48	38[illegible]
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%		38[illegible]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		38[illegible]
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3[illegible]
24. Net capital requirement (greater of line 22 or 23)	$		3[illegible]
25. Excess net capital (line 10 less 24)	$		3[illegible]
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3[illegible]

OMIT PEN[illegible]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER IRON STREET SECURITIES, INC. as of 12/31/01

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... | 4550

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... | 4560

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm AMERITRADE, INC. | 4335 | X | 4570

D. (k) (3)—Exempted by order of the Commission .... | 4580

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER IRON STREET SECURITIES, INC. as of 12/31/01

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm RBC DAIN RAUSCHER, INC.	4335	X	4570
D. (k) (3)—Exempted by order of the Commission			4580

IRON STREET SECURITIES, INC.

STATEMENT OF NET CAPITAL

DECEMBER 31, 2001

Computation of net capital is as follows:

Cash	$ 38,497
Receivables from brokers or dealers: Clearance Account	25,000
Receivables from non-customers	77,637
Other assets	196
Total Assets	141,330
Less: Non Allowable Assets	(196)
Total Allowable Assets	141,134
Payable to non-customers	45,766
Total Liabilities	45,766
Net Capital	$ 95,368

Iron Street Securities, Inc. computation of net capital per the focus report dated December 31, 2001 is also $95,368.